July 10, 2019

Wei Chen
Chief Executive Officer
Orisun Acquisition Corp.
555 Madison Avenue, Room 543
New York, NY 10022

       Re: Orisun Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 26, 2019
           File No. 333-232356

Dear Ms. Chen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 26, 2019

General, page i

1.     Please include the name(s) of the underwriter(s) in your next amendment.
2. Please disclose the scope of your exclusive provision in your Description of Securities section and please consider inclduing approriate risk factor disclosures. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
       exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
       In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
       Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
 Wei Chen
Orisun Acquisition Corp.
July 10, 2019
Page 2
         duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Legal Opinion, Exhibit 5.1, page 100

3. Please obtain and file a revised legal opinion that addresses whether or not the shares of common stock included as part of the units and representative's units, and underlying the rights included as part of the units and representative's units will be, when sold, legally issued, fully paid, and non-assessable. Please refer to Staff Legal Bulletin No. 19 Section
         II.B.1.h.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Al Pavot (Staff
Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at 202-551-
3345 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                                Sincerely,
FirstName LastNameWei Chen
                                                                Division of
Corporation Finance
Comapany NameOrisun Acquisition Corp.
                                                                Office of
Manufacturing and
July 10, 2019 Page 2                                            Construction
FirstName LastName